Mail Stop 3561   May 15, 2007

Steven Binninger, President
Java Detour, Inc.
2121 Second Street
Building C, Suite 105
Davis, California 95616

        Re: Java Detour, Inc.
                Amendment No. 3 to Registration Statement on Form 10-SB
                Filed May 2, 2007
                File No. 0-52357
                Amendment No. 3 to Registration Statement on Form SB-2
                Filed May 2, 2007
                File No. 333-139731

Dear Mr. Binninger:

        We have reviewed your filings and have the following comments. Where
indicated, we think you should revise your documents in response to these comments. If
you disagree, we will consider your explanation as to why our comment is inapplicable or
a revision is unnecessary. Please be as detailed as necessary in your explanation. Feel
free to call us at the telephone numbers listed at the end of this letter.

Amendment No. 3 to Registration Statement on Form 10-SB

General

1. As you have been previously advised, our comments on your Registration
    Statement on Form 10-SB also apply to your Registration Statement on Form SB-
    2. Please revise as necessary.

2. We note that the territory referenced in Exhibit A to the Master Franchise
    Agreement filed as Exhibit 10.16 to the Form 10-SB and incorporated by
    reference as Exhibit 10.16 to your Form SB-2 includes Iran, Sudan and Syria.
    Iran, Sudan and Syria are identified as state sponsors of terrorism by the U.S.
    State Department and are subject to U.S. economic sanctions and export controls.
    Please describe your current, past and anticipated contacts with these countries, if
    any, whether directly or through indirect arrangements, and discuss their
    materiality to you in light of the countries' status as state sponsors of terrorism.
    Please also discuss whether the contacts, individually or in the aggregate,

constitute a material investment risk to your security holders.

3. Your materiality analysis should address materiality in quantitative terms, including the approximate dollar amount of any revenues, assets and liabilities associated with Iran, Sudan and Syria. Please also address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company's reputation and share value.

    We note, for example, that Arizona and Louisiana have adopted legislation that requires their state retirement systems to prepare reports regarding state pension fund assets invested in, and/or permits divestment of state pension fund assets from, companies that do business with U.S.-designated state sponsors of terrorism. Pennsylvania's General Assembly has passed a resolution mandating assessment and reporting of state pension fund assets invested in companies that do business with certain U.S.-designated state sponsors of terrorism. California, Connecticut, Illinois, Maine, New Jersey and Oregon have adopted legislation requiring reporting of interests in, or divestment from, companies that do business with Sudan, and similar legislation has been proposed by several other states. Finally, Harvard University, Yale University, Stanford University, and other educational institutions have adopted policies prohibiting investment in, and/or requiring divestment from, companies that do business with Sudan. Your materiality analysis should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Iran, Sudan and Syria.

Merger, page 1

4. We note your response to our comment, but we continue to believe your reference to "Company", "we" etc as it relates to Java Detour is unnecessary since the meaning is clear. Please revise the 1st paragraph to delete the 1st sentence.

Company Owned Stores, page 3

5. You indicate you opened six stores developed for you by First Street Ventures. However, under First Street Ventures LLC and our Company on page 32 you indicate that First Street Ventures developed five turn-key stores under the Java Detour® brand during the 3-year term of the Development Agreement. Please advise or revise as necessary throughout your document.

Coffee Beans, page 7

6. We have reviewed your response to comment 5 in our letter dated April 24, 2007. Since it appears that (a) there is no or a nominal amount of corresponding cost of sales related to your rebate revenues and (b) the services you provide to Landgrove Coffee are not readily marketable to other vendors, it appears that the rebates should be classified in other income. Please revise your financial statements accordingly or further tell us how your classification is supported by authoritative accounting guidance.

Reverse Merger, page 31

7. Expand this section to also indicate whether PFK Development had any prior relationship with Media USA. In addition, indicate whether any person or entity in Media USA has any ongoing relationship with the company other than as a shareholder. In addition, state the method and basis used in determining the terms of each of your affiliated transactions.

First Street Ventures…, page 32

8. Indicate the related parties in First Street to the company.

Retail Store Acquisitions and Dispositions, page 33

9. Indicate what the consideration was for the difference in the purchase price and the promissory note paid. Expand your disclosure here and your other agreements as relevant to address the accrued interest.

Hunter World Markets, Inc…, page34

10. Name your then controlling shareholder if a continued affiliation. Please advise.

Consolidated Statements of Operations for the Years Ended December 31, 2006 and 2005, page F-4

11. We have reviewed your response to comment 9 in our letter dated April 24, 2007. Please note that for purposes of computing EPS, the number of shares outstanding for the period from the beginning of the fiscal year to the date of the recapitalization should be the number of shares issued by the shell company (Media USA) to the operating entity (Java Detour). For the period from the date of the recapitalization to the end of the fiscal year, the number of shares to be used in the calculation of EPS should be the actual number of shares of the combined entity outstanding in that period. The weighted average number of shares to be used in computing EPS would be calculated on the basis of the

numbers determined for the two periods as described. The EPS for comparative periods should be computed by dividing the earnings of the operating entity by the number of shares issued by the shell company to the operating entity in the recapitalization. The EPS calculations should be further adjusted, however, for the effect of a change in the number of issued shares of the operating entity during the year in which the recapitalization occurred or in the earlier years for which comparative figures are presented. Please demonstrate that your EPS figures were computed consistent with this guidance. In your response, please clearly indicate the number of shares issued by the shell company in consummating the recapitalization and the number of operating entity shares acquired.

Consolidated Statements of Changes in Stockholders' Equity (Deficit) for the Years Ended December 31, 2006 and 2005, page F-5

12. We have reviewed your response to comment 10 in our letter dated April 24, 2007. It is unclear how the amounts in Annex B reconcile to those in your consolidated statements of changes in stockholders' equity. It also does not appear that Annex B reflects the 8-for-1 stock split. Please provide us with a revised schedule of stockholders' equity statement activity that occurred in 2006 which includes the following:

    a. The date of each transaction; and
    b. The amount of shares issued pre stock-split reconciled to the amount of the post stock-split number of shares presented in the stockholders' equity statement

Revenue Recognition

Rewards/Gift Cards, page F-10

13. We have reviewed your response to comment 12 in our letter dated April 24, 2007. Please tell us the date you began selling gift cards and provide us with a summary of your historical gift card redemption pattern that supports your breakage estimate and demonstrates that the demand for future performance is remote and the estimate of breakage is based on a large population of homogeneous transactions. The summary should include the number and dollar amount of gift cards sold for each quarter included in the historical period used to determine your breakage estimate and the redemptions, in dollars and percentage of total, for each subsequent quarterly period. For example, tell us the amount of quarterly gift card sales in fiscal 2005 and quantify the portion redeemed in each of the quarters in fiscal 2005 and 2006. In addition, please tell us how you have accounted for breakage subsequent to your cumulative breakage adjustment. In circumstances where you are able to demonstrate that the demand for future performance is remote and the estimate of breakage is based on a large population

of homogeneous transactions, breakage should either be recognized ratably over a period that is representative of the period of time the breakage estimate is expected to be realized or at the end of the estimated breakage period, whichever is appropriate in the circumstances.

***

You may contact Andrew Blume, Staff Accountant, at (202) 551-3254 or William Choi, Accounting Branch Chief, at (202) 551-3716 if you have questions regarding comments on the financial statements and related matters. Please contact Anita Karu, Attorney-Advisor, at 202-551-3240, or me at 202-551-3725 with any other questions.

Sincerely,

H. Christopher Owings
Assistant Director

cc: Thomas Poletti, Esq.
        Fax: (310) 552-5001